December 7, 2010

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed November 12, 2010

File No. 333-162084

Dear Mr. Morris:

The following is our response to your comment letter of November 29, 2010.

Summary Information and Risk Factors, page 4

1.

 Refer to prior comments 1 and 2.   Your revised escrow arrangements do not appear to comply with Rule 419(b)(1)(ii).  Please provide your analysis, as requested in prior comments, that shows how you determined that Corporate Stock Transfer, Inc. rather than an insured depository institution can act as escrow agent under Rule 419(b)(1)(ii).  Refer to Part II.B.1 of Securities Act Release 33-6891 (April 17, 1991) and Part II.B. of Securities Act Release 33-6932 (April 13, 1992) in your response.  Also, revise your disclosure throughout your registration statement and exhibits for consistency with the revised escrow arrangements.

Pursuant to your comment and our conversation with you, the escrow agent for this registration is now United Western Trust Company, a wholly owned subsidiary of United Western Bancorp, Inc.

Rule 419(b) reads as follows:

(b) Deposit of securities and proceeds in escrow or trust account—

(1) General. (i) Except as otherwise provided in this section or  prohibited by other applicable law, all securities issued in connection  with an offering by a blank check company and the gross proceeds from  the offering shall be deposited promptly into:

    (A) An escrow account maintained by an ``insured depository  institution,'' as that term is defined in section 3(c)(2) of the Federal  Deposit Insurance Act (12 U.S.C. 1813(C)(2)); or

    (B) A separate bank account established by a broker or dealer  registered under the Exchange Act maintaining net capital equal to or  exceeding $25,000 (as calculated pursuant to Exchange Act Rule 15c3-1 (17 CFR 240.15c3-1), in which the broker or dealer acts as trustee for  persons having the beneficial interests in the account.

    (ii) If funds and securities are deposited into an escrow account  maintained by an insured depository institution, the deposit account records of the insured depository institution must provide that funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with 12 CFR 330.1 of the regulations of the Federal Deposit Insurance Corporation, and the records of the escrow agent, maintained in good faith and in the regular course of business, must show the name and interest of each party to the account. If funds and securities are deposited in a separate bank account established by a broker or dealer acting as a trustee, the books and records of the broker-dealer must indicate the name, address, and interest of each person for whom the account is held.

United Western is an Insured Depository Institution as defined under Section 3(C)(2) of the Federal Deposit Insurance Act thus meeting the requirements of (b)(1)(i).

United Western has requested formal identification sufficient to meet its requirements under the Patriot Act for each investor as its records will reflect that funds in the escrow account are being held for each separate investor and the amount of funds held for each thus meeting the requirements of (b)(1)(ii).

Risk Factors, page 9

No assurance Mr. Sisk’s shares will be sold…page 12

2.

It appears you have not deleted the risk factor as you indicate in your response to prior comment 8.   Also, you have not addressed the second sentence of that comment regarding the agreement pursuant to which Joshua Sisk has undertaken not to sell his shares for less than $0.02 per share; therefore we reissue the comment.

The Risk Factor:

NO ASSURANCE MR. SISK’S SHARES WILL BE SOLD DUE TO MR. SISK’S  FIXED SELLING PRICE.   Mr. Sisk must receive $.02 in exchange for his shares even through other shareholders may receive less consideration or their shares and therefore may be more likely to pass on potential merger or acquisition candidates unwilling to purchase his shares for such price. This is done to ensure that Mr. Sisk does not undersell the company with his shares thus raising funds for himself but with no benefit to the company.

has been deleted.   In addition Mr. Sisk’s agreement not to sell his shares for under $0.02 per share has been added to the paragraph numbered 1 to the escrow agreement.

Financial Statements, page F-1

3.

Please update your financial statements to include unaudited financial statements for the period ended September 30, 2010 in accordance with Rule 8-08 of Regulation S-X.

Updated to include unaudited Sept. 30, 2010 financials and the prospectus revised accordingly including the Summary Financial Information and MD & A.

Exhibit 16

4.

We note that your former auditor references to Item 11(i) of Form S-1/A rather than Item 11 of Form S-1/A in the first, third and fourth paragraphs of its letter.  Please have Blackwing Group, LLC revise its letter filed as Exhibit 16 to refer to the correct Item number of Form S-1/A (i.e. “Item 11” of Form S-1/A).   Please have this revised letter currently dated.

Revised and currently dated letter attached as Exhibit 16.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk,

President